SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________________

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)
[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2004
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ____________ to _____________

Commission file number: 0-25929

  Full title of the plan and the address of the plan, if different from that of the issuer named below:

  Thomasville Bancshares, Inc. 401(k) Profit Sharing Plan

  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Thomasville Bancshares, Inc.
301 North Broad Street
Thomasville, Georgia 31792

REQUIRED INFORMATION

       Pursuant to the section of the General Instructions to Form 11-K entitled "Required Information," this annual report on From 11-K for the year ended December 31, 2004 consists of audited financial statements of Thomasville Bancshares, Inc. 401(k) Profit Sharing Plan (the "Plan") for the year ended December 31, 2004, and the related schedule thereto. The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and in accordance with Item 4 of the section of the General Instructions to Form 11-K entitled "Required Information" the financial statements and schedule furnished herewith have been prepared in accordance with the financial reporting requirements of ERISA in lieu of the requirements of Items 1, 2 and 3 of the General Instructions.

(a)     Financial Statements for the Thomasville Bancshares, Inc. 401(k) Profit Sharing Plan

(i) Report of Independent Registered Public Accounting Firm

(ii) Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003

(iii) Statements of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2004

(iv) Notes to Financial Statements

(v) Schedule of Assets Held at December 31, 2004 and 2003

(b)     Exhibits

          No exhibits are filed with this annual report.

SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THOMASVILLE BANCSHARES, INC.
401(k) PROFIT SHARING PLAN

By: Thomasville Bancshares, Inc., as Plan Administrator

        /S/ Stephen H. Cheney
       Stephen H. Cheney
       President and Chief Executive Officer

Date: July 19, 2005

REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

 To the Administrative Committee and Participants
Thomasville Bancshares, Inc. 401(k) Profit Sharing Plan
Thomasville, Georgia

We have audited the accompanying statements of net assets available for benefits of the Thomasville Bancshares, Inc. 401(k) Profit Sharing Plan (the "Plan") as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2004 and 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Francis and Company, CPAs

Atlanta, Georgia
July 6, 2005

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THOMASVILLE BANCSHARES, INC. 401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003

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	2004	2003
ASSETS: Participant-directed investments Employer contributions receivable Employee contributions receivable	$676,999 74,850 2,985	$477,593 63,853 6,996
Total Assets Expenses payable	$754,834 8,000	$548,442 6,000
Net Assets Available for Benefits	$746,834	$542,442

See notes to financial statements.

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THOMASVILLE BANCSHARES, INC. 401(k) PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2004

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2004
ADDITIONS: Investment income: Net appreciation in fair value of investments Interest from participant loans Dividends from Employer's common stock	$66,033 840 2,127
Net investment gain	$69,000
Contributions Participant Employer Rollover and forfeiture	$105,411 78,975 4,294
Total additions to net assets	$188,680
DEDUCTIONS: Benefits paid to participants Administrative expenses (Note 2)	$40,994 12,294
Total deductions from assets	$53,288
INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	$204,392
NET ASSETS AVAILABLE FOR BENEFITS: Beginning of year	542,442
End of year	$746,834

See notes to financial statements.

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THOMASVILLE BANCSHARES, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS - DECEMBER 31, 2004 AND 2003

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1. DESCRIPTION OF THE PLAN

The following summary of certain provisions of the Thomasville Bancshares, Inc. 401(k) Profit Sharing Plan (the "Plan") is provided for general information purposes only. Participants should refer to the summary Plan description and the Plan document for complete information.

General - The Plan is a qualified defined contribution retirement plan commonly referred to as a 401(k) Plan. Generally, employees who have completed one year of service, who have been credited with at least 1,000 hours of service, and who have attained the age of 21 years, are eligible to participate in the Plan.

Participant Contributions - Employees may elect to contribute to the Plan any amount up to 15% of their "before-tax" earnings, provided it does not exceed the maximum allowable amount specified under Section 415(c) of the Internal Revenue Code as adjusted from time to time. The maximum allowable amount for the years ended December 31, 2004 and 2003 is $13,000 and $12,000, respectively.

Employer Contributions - Under the Plan's terms, the employer is not required to contribute to the Plan. In each Plan year, the employer may contribute up to 50% of each participant's initial contribution of 2% of his or her salary. Additionally, the employer may contribute a discretionary profit sharing contribution, which will be allocated to all eligible participants based on their compensation as a percent of total compensation of all eligible participants.

Participant Accounts - Each participant's account is credited with the participant's contribution and allocations of (a) the employer's contribution and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Participant accounts may be charged with fees for the administration of the Plan.

Withdrawals - Under the terms of the Plan, a participant may make a withdrawal for reasons of economic hardship before attaining age 59-1/2. Upon attaining age 59-1/2, participants may withdraw their entire account balance.

Vesting - Employee and rollover contributions are fully vested upon entering the Plan. Employer contributions vest at the following rates:

Years of Service	Vesting Percentage
Less than two	0
Two but less than three	20
Three but less than four	40
Four but less than five	60
Five but less than six	80
Six or more	100

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THOMASVILLE BANCSHARES, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS - DECEMBER 31, 2004 AND 2003

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Participant Loans - The Plan allows participants to borrow up to the lesser of $50,000 or 50% of the vested portion of their account balances, subject to certain restrictions. Loan maturity is up to 5 years except for the purchase of a primary residence, where longer maturities are possible. The loan is secured by the balance in the participant's account and bears interest at the market rate.

Forfeitures - Forfeited balances of terminated participants' nonvested accounts are reallocated among remaining participants.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared on an accrual basis under accounting principles generally accepted in the United States of America (GAAP).

Accounting Estimates - The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for Plan participants and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan provides various investment options. The Plan's mutual funds invest in various securities including U.S. Government securities, corporate debt instruments, and corporate common stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of Net Assets Available for Benefits.

Valuation of Investments and Income Recognition - The Plan's investments are stated at fair value. Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefit Payments - Distributions to Plan participants are recorded when paid.

Expenses - Administrative expenses are either paid by the Plan and allocated to each participant when paid, or paid by the employer. To date, all Plan expenses have been paid by the employer.

3. INVESTMENTS

Plan participants may elect to contribute to any or all investment vehicles that are offered. If a Plan participant borrows from the Plan, then he or she is, in effect, are also participating in the investment vehicle of loans. Generally, Plan accounts are credited when contributions are made and/or when gains on investments are recognized. Conversely, Plan accounts are charged (debited) when funds are withdrawn and/or when losses on investments are recognized.

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THOMASVILLE BANCSHARES, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS - DECEMBER 31, 2004 AND 2003

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The following investments were held for the benefits of the participants at December 31, 2004 and 2003:

	December 31,
	2004	2003

Participant Loans
American Century Real Estate Advisor
American Funds AMCAP Fund R2
American Funds Europacific Growth R2
American Funds Washington Mutual Invest
Black Rock Low Duration Bond Fund
Federated Automated Cash Management
Federated Kaufman Fund
Fidelity Advisor Intermediate Bond Fund
Goldman Sachs Government Income Fund
Janus Advisor Growth Portfolio
Neuberger Berman Genesis Fund
Van Kampen Comstock Fund
Thomasville Bancshares, Inc. common stock (Employer)
Cash

	$18,461 34,461 51,300 22,928 46,964 19,054 66,138 47,007 36,527 33,636 35,287 67,194 60,362 136,710 970	$7,328 20,494 38,684 16,444 37,184 14,487 67,732 33,821 28,970 25,772 26,207 47,702 36,534 75,133 1,101
Totals	$676,999	$477,593

At December 31, 2004 and 2003, the Plan held 10,318 and 6,960 shares of Thomasville Bancshares, Inc.'s, common stock, respectively. Note that the above figures have been adjusted to account for the two-for-one stock split effected during calendar year 2004.

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THOMASVILLE BANCSHARES, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS - DECEMBER 31, 2004 AND 2003

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During 2004, the Plan's investments (including gains and losses on investments bought or sold, as well as held during the year) appreciated in value by $68,160. Details of the gains/(losses) for calendar year ended 2004 follow:

Year Ended December 31, 2003
FUNDS

American Century Real Estate Advisor
American Funds AMCAP Fund R2
American Funds Europacific Growth R2
American Funds Washington Mutual Invest
Black Rock Low Duration Bond Fund
Federated Automated Cash Management
Federated Kaufman Fund
Fidelity Advisor Intermediate Bond Fund
Goldman Sachs Government Income Fund
Janus Advisor Growth Portfolio
Neuberger Berman Genesis Fund
Van Kampen Comstock Fund
Thomasville Bancshares, Inc. common stock (Employer)

$7,576 4,160 3,606 3,845 151 (829) 5,614 963 1,053 1,711 10,165 8,346 21,799
Total Gain/(Loss)	$68,160

The appreciation in Thomasville Bancshares, Inc.'s common stock for the year ended December 31, 2004 includes dividends in the amount of $2,127. Note that no dividends from Thomasville Bancshares, Inc.'s common stock were received during calendar 2003.

4. TERMINATION OF THE PLAN

Although it has not expressed any intention to do so, the employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. However, in the event of Plan termination, participants will become 100% vested in their accounts and the assets of the Plan shall be distributed to participants and beneficiaries based on their individual accounts as of the termination date.

5. FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter on November 4, 2002, in which the Internal Revenue Service stated that the Plan, as then designed and presented, was in compliance with the applicable requirements of the Internal Revenue Code.

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SUPPLEMENTAL SCHEDULE

THOMASVILLE BANCSHARES, INC. 401(k) PROFIT SHARING PLAN
Assets Held at December 31, 2004 and 2003

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	2004	2003
	Current Value	Current Value

American Century Real Estate Advisor
American Funds AMCAP Fund R2
American Funds Europacific Growth R2
American Funds Washington Mutual Invest
Black Rock Low Duration Bond Fund
Federated Automated Cash Management
Federated Kaufman Fund
Fidelity Advisor Intermediate Bond Fund
Goldman Sachs Government Income Fund
Janus Advisor Growth Portfolio
Neuberger Berman Genesis Fund
Van Kampen Comstock Fund
Thomasville Bancshares, Inc. common stock (Employer)
Participant Loans
Receivables
Cash

	$34,461 51,300 22,928 46,964 19,054 66,138 47,007 36,527 33,636 35,287 67,194 60,362 136,710 18,461 77,835 970	$20,494 38,684 16,444 37,184 14,487 67,732 33,821 28,970 25,772 26,207 47,702 36,534 75,133 7,328 70,849 1,101
Totals	$754,834	$548,442